UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            ReliaStar Financial Corp.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                        ---------------------------------
                         (Title of Class of Securities)

                                    75952U10
                      ------------------------------------
                                 (CUSIP Number)

                                 B. Scott Burton
                                  Chief Counsel
                      ING America Insurance Holdings, Inc.
                           5780 Powers Ferry Road, NW
                             Atlanta, GA 30327-4823
                                 (770) 980-5637
                      ------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

------------------                                        ----------------------
CUSIP NO. 75952U10                    13D                  PAGE  2  OF 8 PAGES
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ING Groep N.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) [  ]
                                                                        (B) [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                    0
   SHARES           ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              8,873,630 (See Item 4)
    EACH            ------------------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH            ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        8,873,630 (See Item 4)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     8,873,630
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9% (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC
--------------------------------------------------------------------------------

------------------                                        ----------------------
CUSIP NO. 75952U10                    13D                  PAGE  3  OF 8 PAGES
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     ING America Insurance Holdings, Inc. 52-1222820
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) [  ]
                                                                        (B) [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                    0
   SHARES           ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              8,873,630 (See Item 4)
    EACH            ------------------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH            ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        8,873,630 (See Item 4)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     8,873,630
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9% (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of ReliaStar Financial Corp., a Delaware corporation (the "Company"), par value $0.01 per share (the "Common Stock"), including the associated right to purchase one-twentieth of a share of Series A Preferred Stock, par value $0.01 per share, of the Company (each a "Right" and, together with the Common Stock, a "Share"). The Company has its principal executive offices at 20 Washington Avenue South, Minneapolis, MN 55401.

Item 2.  IDENTITY AND BACKGROUND.

(a) and (b)        This Schedule 13D is filed on behalf of ING Groep N.V.
                   ("ING"), a corporation organized under the laws of the Netherlands, and ING America Insurance Holdings, Inc.
                   ("AIH"), a Delaware corporation and a wholly-owned subsidiary of ING. AIH and ING are sometimes referred to herein as "Reporting Persons".

                        AIH is an insurance holding company whose subsidiaries
                   are engaged principally in insurance and related businesses. The principal executive office and principal place of business of AIH is located at 5780 Powers Ferry Rd, N.W., Atlanta, Georgia 30327-4823.

                        ING is a financial services holding company whose
                   subsidiaries are engaged principally in the insurance and banking businesses. The principal executive office and principal place of business of ING is located at Strawinskylaan 2631, 1077 ZZ Amsterdam, P.O. Box 810, 1000 Av. Amsterdam, The Netherlands.

                        99.9% of the ordinary shares of ING are owned by, and
                   registered in the name of, Stichting Administratiekantoor ING Groep, a Netherlands Trustee (the "Trust") and the issuer of Bearer Depositary Receipts of ING Groep N.V.

                        Other than the executive officers and directors of AIH,
                   the executive officer's and the members of the Executive and Supervisory Boards of ING, and the members of the Management Board of the Trust, there are no persons or corporations controlling or ultimately in control of AIH or ING, respectively. The name and business address of each executive officer and director of AIH, each executive officer and member of each of the Supervisory or Executive Boards of ING and each member of the Management Board of the Trust are set forth in Exhibit 1 hereto and incorporated herein by reference.

                        (c) The present principal occupation of each executive
                   officer and director of AIH, each executive officer and member of each of the Supervisory or Executive Boards of ING and each member of the Management Board of the Trust is set forth in Exhibit 1 hereto and incorporated herein by reference.

(d) During the last five years, neither AIH or ING nor, to the best of their knowledge, any of the persons listed in Exhibit 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither AIH or ING nor, to the best of their knowledge, any of the persons listed in Exhibit 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) The citizenship of each of the directors and executive officers of AIH, the executive officers and members of the Executive and Supervisory Boards of ING and each member of the Management Board of the Trust is set forth on Exhibit 1 hereto and incorporated herein by reference.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 below, pursuant to a stock option agreement, dated as of April 30, 2000, by and between AIH and the Company (the "Stock Option Agreement"), the Company has granted AIH an irrevocable right to purchase (the "Option") up to 8,873,630 Shares at a price equal to $54.00 per share. The source of funds, if any, that AIH will use to pay the exercise price under the Stock Option Agreement will be determined at the time of such exercise.

Item 4.  PURPOSE OF THE TRANSACTION.

A.  MERGER AGREEMENT

         On April 30, 2000, the Company, ING, AIH and SHP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of AIH ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to certain conditions, each Share (other than Shares held by the Company's ESOP) shall be converted into the right to receive $54.00 in cash and Merger Sub shall be merged with and into the Company with the Company being the surviving corporation. The consummation of the Merger contemplated by the Merger Agreement (the "Closing") will take place two business days after the satisfaction of certain conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the vote of the stockholders of the Company.

         Contemporaneously with the execution of the Merger Agreement, as a condition and inducement to ING's, AIH's and Merger Sub's willingness to enter into the Merger Agreement, the Company and AIH entered into the Stock Option Agreement. Pursuant to the Stock Option Agreement, the Company granted to AIH the Option to purchase up to 8,873,630 Shares of the Company, subject to adjustment in certain circumstances to prevent dilution; provided, however, in no event shall the number of Shares for which the Option is exercisable exceed 9.9% of the Shares issued and outstanding at the time of exercise. The Option is exercisable at $54.00 per Share, subject to adjustments to account for adjustments made in the number of Shares that may be purchased upon exercise of such Option. The Option is non transferable, except to an affiliate of AIH.

         AIH may not exercise the Option unless a Triggering Event has occurred. A "Triggering Event" shall have occurred if the Merger Agreement is terminated and AIH thereby becomes entitled to receive the termination fee pursuant to
Section 8.5(b) of the Merger Agreement.

         A conformed copy of the Merger Agreement is attached hereto as Exhibit
2. A conformed copy of the Stock Option Agreement is attached hereto as Exhibit
3.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The total number of Shares that AIH and ING would beneficially own upon exercise of the Option is 8,873,630, which represents 9.9% of the total outstanding Shares.1 The foregoing calculation is based on the 89,632,632 Shares of the Company outstanding as of April 28, 2000. To the knowledge of the Reporting Persons, except as set forth in this
         Schedule 13D, none of the Reporting Persons nor any of the persons listed on Exhibit 1, beneficially owns any Shares other than for the account of customers in the normal course of business of ING's broker-dealer, asset management and insurance operations.

(b) The Reporting Persons will share the power to vote and to dispose of all of the Shares and the power to dispose of the Option.

(c) To the best of their knowledge, other than for the account of customers in the normal course of business of ING's broker-dealer, asset management and insurance operations no transactions in the Shares were effected by ING or AIH during the past sixty days.2

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares covered by this Schedule 13D.

(e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the Stock Option Agreement (each as described in Item 4), there are no contracts, arrangements, understandings or relationships between ING and AIH, or among ING, AIH and any other person with respect to any securities of the Company.


--------------------
1 ING Barings Furman Selz holds approximately 365,261 (.43%) Shares in a custodial account and two ING Mutual Funds, GCG Trust Total Return Series and GCG Trust Research Series, own 99,000 and 103,000 Shares, respectively.

2 GCG Trust Total Return Series, an ING Mutual Fund, sold 2000 Shares on May 1, 2000 in the normal course of business.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Identity of executive officers and directors of AIH, the executive officers and members of the Executive and Supervisory Boards of ING and the members of the Management Board of the Trust.

Exhibit 2 Agreement and Plan of Merger, dated as of April 30, 2000, by and among the Company, ING, AIH and SHP Acquisition Corp.

Exhibit 3 Stock Option Agreement, dated as of April 30, 2000, by and between the Company and AIH.

Exhibit 4     Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ING GROEP N.V.


                                       By: /s/ B. Scott Burton
                                           -----------------------------
                                           AUTHORIZED SIGNATORY

                                       ING AMERICA INSURANCE
                                           HOLDINGS, INC.


                                       By: /s/ B. Scott Burton
                                           -----------------------------
                                            B. Scott Burton
                                            (Senior Vice President,
                                              Chief Counsel and
                                                 Assistant Secretary)


Dated:  May 9, 2000